Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 21, 2021

CNBC “The Exchange”

Transfix to go public via SPAC with G Squared Ascend I Inc.

September 21, 2021

Transcript

Kelly Evans, CNBC

Consumer shifting of goods and services during the pandemic, the demand for imports is causing major shipping backlog and now with the holidays fast approaching, freight brokers across the country are working by land, sea, and air to replenish inventories. Transfix is one of those brokers. They're focused on trucking, a nearly $100 billion industry here in the US, according to the American Trucking Association. Now to take advantage of trucking rapid expansion, Transfix announced it's going public via SPAC early next year with a merger valuing the company at more than a billion dollars. Joining me now in the first time CNBC interview is Transfix CEO and President, Lily Shen. Lily, welcome.

Lily Shen, CEO of Transfix

Thank you so much. Thank you for having me here today, excited to talk more about Transfix.

Kelly Evans, CNBC

Yeah, so I guess, let's start with the state of play in trucking more broadly, right now. We know, I guess I'm going to describe it as really bad, things are, you know, there's a lot of shortages we've been hearing about. We've had retailers warning us there's not gonna be product on the shelves, kind of for the holiday season. Is it lessening at all? How would you describe things?

Lily Shen, CEO of Transfix

Look, I mean, the market is tight and if there's one thing that we know about the freight market, no day is ever the same. You know, I think the disruptions continue. Obviously we're still coming out of COVID. There are capacity constraints, and there's volatility demand, but I think this is where our technology has really come into play. And in working with customers such as Target, Unilever, Wayfair. You know, our technology has really helped to help our customers to manage through the volatility.

Kelly Evans, CNBC

Sure. So, let's talk for a moment about the spec, why a SPAC at a time when their performance has been pretty underwhelming this year? You know, are you concerned at all about the experience that other companies around your size have had going public this way?

Lily Shen, CEO of Transfix

Well, I can't speak to other SPACs, but what I do know, is that we have incredible momentum in our business. Every year we have really continued to grow as a company, bringing on new customers, new carriers, building out the automation and that's really enabled us to scale. We have an incredible partner in G squared Ascend I. They have been, they've been investors in the companies since 2019. They have invested in companies such as Airbnb, Spotify, Coursera, and it made a number of investments in the freight space as well, so an incredibly knowledgeable and they share our passion for the opportunity ahead. I mean, and the last thing I'll say is that we all know the supply chain is the backbone of our economy, and the importance of digitization is critical so, so now is the time. And, you know, we've been thinking about being a public company for a while now and given, you know, given our momentum given the partner, given all that's going on in the space, we felt now was the perfect time.

Kelly Evans, CNBC

I mean, again, there's never been more attention on, you know, on the supply chain. So, you know, if we could talk about sort of the playing field, it's pretty fragmented in the trucking space. Is part of your growth plan to consolidate existing players, or are you providing the technology that everybody can use? What's that growth plan look like?

Lily Shen, CEO of Transfix

Absolutely. A lot of the automation that we've built on the platform today has really helped aggregate shippers, customers across, across the country. We work with some of the largest, largest customers and retail food and beverage, CPG, and manufacturing. At the same time, we've been able to really pull together an incredibly strong community of carriers on our platform. 93% of all carriers that work with Transfix continue to come back and want to work with Transfix and that's really resulted in a high level of access and reliability to shippers.

Kelly Evans, CNBC

All right, Lily, it's great to have you here today. Congratulations and again it'll be, it'll be helpful to keep checking in on a lot of these concerns, especially as the holidays approach, it's good to have you on today.

Lily Shen, CEO of Transfix

Thanks for having me.

Kelly Evans, CNBC

Lily Shen with Transfix.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.